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FOR IMMEDIATE RELEASE
September 22, 2020

JOHNSON INVESTMENT COUNSEL WINS REFINITIV LIPPER FUND AWARD
Johnson Equity Income Fund is a 2020 winner



REFINITIV LIPPER FUND AWARDS
2020 WINNER
UNITED STATES

CINCINNATI, OHIO - Johnson Investment Counsel announced that one of its mutual funds received the 2020 Lipper Fund Award in recognition of consistently strong-risk adjusted performance relative to its peers. The Johnson Equity Income Fund is a 2020 winner of the Refinitiv Lipper Fund Award for "Best Fund over 3 Years" for Equity Income Funds.

This honor is given to individual mutual funds that have outperformed peers based on risk-adjusted, consistent returns over three-, five-, and 10-years. Refinitiv Lipper designates award-winning funds in most individual classifications for the three-, five-, and 10-year periods.

"Our core objective is to enhance the spending power of capital through a focused discipline on quality and shareholder yield. We are honored to receive this award in recognition of our consistent long term delivery on this promise to our clients," said Charles Rinehart. Charles is the lead Portfolio Manager for the Equity Income Fund and has been with the firm since 2010.

Johnson Equity Income Fund is an equity portfolio that aims to provide long-term capital growth with above-average dividend income. The Fund invests primarily in common stocks of larger-sized U.S. companies (those with a market capitalization above $15 billion) with a focus on companies that are well positioned to navigate market and economic volatility. The portfolio management team invests through the lens of a full market cycle (peak-to-peak, trough-to-trough), seeking to outperform the index on a risk-adjusted basis. The team aims to accomplish this goal by reducing portfolio volatility and enhancing portfolio yield by investing exclusively in high quality companies with strong management teams that have a track record of building shareholder value. The team relies on a disciplined bottoms-up portfolio construction process that incorporates valuation and risk management in the context of portfolio volatility and bear market sensitivity.

Lipper Equity Income Funds Universe is composed of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.

About Refinitiv Lipper Fund Awards
For more than 30 years and in over 17 countries worldwide, the highly respected Refinitiv Lipper Awards have honored funds and fund management firms that have excelled in providing consistently strong risk-adjusted performance relative to their peers and focus the investment world on top-funds. The merit of the winners is based on entirely objective, quantitative criteria. This coupled with the unmatched depth of fund data, results in a unique level of prestige and ensures the award has lasting value. Renowned fund data and proprietary methodology is the foundation of this prestigious award qualification, recognizing excellence in fund management. Find out more at www.lipperfundawards.com.



About Johnson Investment Counsel

Johnson Investment Counsel serves clients in 49 states and manages more than $12.9 billion in assets. Through Johnson Wealth Management, Johnson Family Office Services, Johnson Trust Company, and Johnson Asset Management, the firm serves individuals, corporations, retirement plans, foundations, and endowments. Johnson Investment Counsel is a 100 percent employee-owned company with 42 shareholders among 141 employees. Its professionals are dedicated to developing genuine relationships with clients and delivering exceptional service. Johnson Investment Counsel is committed to remaining an independent firm acting in the best interests of clients and employees.

Johnson Investment Counsel has six offices across Ohio and Michigan with two in Cincinnati, and one in Cleveland/Akron, Columbus, Dayton, and Metro Detroit. For more information on locations and services, visit http://www.johnsoninv.com.

Disclosure: The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refiniitv Lipper Fund Awards are based on the Lipper Leader for Consistent Return rating, which is a risk-adjusted performance measure calculated over 36, 60 and 120 months. The fund with the highest Lipper Leader for Consistent Return (Effective Return) value in each eligible classification wins the Refinitiv Lipper Fund Award. For more information, see lipperfundawards.com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper. The award may not be representative of every client's experience. The award is not indicative of future performance and there is no guarantee of future investment success.

Before you invest, you may want to review the Fund's Prospectus and Statement of Additional information, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.

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